SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 25, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐            Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐            No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
Press Release

August 25, 2009
Ivanhoe Mines welcomes votes in Mongolia’s Parliament
as key step toward finalization of Oyu Tolgoi agreement
ULAANBAATAR, MONGOLIA — Ivanhoe Mines President John Macken said today that the company welcomes the Mongolian Parliament’s approval of amendments to four laws, including the insertion of a sunset provision to cancel the three-year-old, 68% windfall profits tax on copper and gold effective January 1, 2011.
“The votes today by overwhelming majorities of the Members present for the special session of the State Great Khural represent a significant step in Mongolia’s commitment to attract foreign investment in the development of the country’s mineral resources,” Mr. Macken said.
“This expression of confidence in Mongolia’s future clears the way for finalization of an agreement with the Government for the construction and operation of Ivanhoe’s Oyu Tolgoi copper-gold complex in the South Gobi Region. Now we are in a position to make arrangements with the Government to sign the Oyu Tolgoi Investment Agreement in the near future.”
The Mongolian Parliament voted on July 16 to authorize the Government to conclude a long-term, definitive Oyu Tolgoi Investment Agreement with Ivanhoe Mines and its strategic partner, Rio Tinto. Earlier this month, negotiators for the companies and the government settled on terms of a revised agreement that was endorsed by the Cabinet and the National Security Council. The Government then requested a special session of Parliament to consider changes proposed by the Government to four laws to support and facilitate the finalization of the draft Oyu Tolgoi Investment Agreement. Cabinet members have said that the broadly based legislative amendments are intended to benefit the entire mining industry in Mongolia.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman 1-604-688-5755
Media: Bob Williamson 1-604-331-9880

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: August 25, 2009	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President & Corporate Secretary